Exhibit 99.1

Scinai Reports Six-Month 2025 Financial Results Highlighting Continued CDMO Revenue Growth and Strengthened Balance Sheet

JERUSALEM, Sept. 2, 2025 /PRNewswire/ -- Scinai Immunotherapeutics Ltd. (NASDAQ: SCNI) (“Scinai”, or the “Company”), a biopharmaceutical company focused on developing novel and innovative biological drug candidates for the treatment of inflammation and immunology (I&I) related diseases and on providing CDMO services through its Scinai Bioservices business unit, today announced its financial results for the six months ended June 30, 2025.

Six-Month 2025 Financial Summary

●	Revenues for the six months ended June 30, 2025, totaled $773 thousand, compared to $284 thousand for the six months ended June 30, 2024. The increase reflects the continued growth of the Company’s CDMO business, which generated contract revenues.

●	R&D expenses for the six months ended June 30, 2025, amounted to $1,237 thousand, compared to $2,788 thousand for the same period in 2024, primarily due to lower allocation of wages and facilities to R&D activities.

●	Marketing, general and administrative expenses were $1,256 thousand in the six months ended June 30, 2025, compared to $1,003 thousand in the same period of 2024. The increase was primarily due to share-based payments and due to an insurance reimbursement recorded in 2024.

●	Net loss was $4,134 thousand, compared to $4,481 thousand in the six months ended June 30, 2024, reflecting higher revenues and lower R&D expenses.

●	Cash - as of June 30, 2025, cash and cash equivalents totaled $989 thousand. Subsequently, in July and August 2025, the Company successfully raised an additional $4.2 million through its Standby Equity Purchase Agreement with Yorkville Advisors, significantly strengthening its cash position.

Business Update

CDMO

●	Scinai Bioservices, the Company’s CDMO business unit, continues to grow steadily, with its U.S. subsidiary contributing $421 thousand in revenues in the first half of 2025.

●	As of August 31, 2025, total CDMO service orders for 2025 reached $1.0 million, net of raw materials and disposables, with invoiced revenues of $850 thousand.

R&D

●	Scinai is advancing its anti-IL-17 NanoAb program with two product profiles in development: one focused on localized treatment of psoriasis patients with small but debilitating lesions, and another aimed at systemic treatment of moderate-to-severe plaque psoriasis through an innovative tri-specific antibody design.

●	The Company plans to apply for up to €15 million in grant financing under the EU STEP program, with a decision expected in Q1 2026, to fund Phase 1/2a clinical trials.

●	In 2025, Scinai filed patents for four additional NanoAbs from its collaboration with the Max Planck Society and University Medical Center Göttingen and is exercising its exclusive option to license them. By October 2025, the Company expects to apply for a European Funds for a Modern Economy (FENG) grant to support the development of a novel multi-specific antibody targeting TH2-related diseases such as asthma, atopic dermatitis, and COPD.

●	In March 2025, Scinai signed an option agreement to acquire PinCell srl, an Italian biotech company developing PC111, a potential treatment for severe dermatological conditions. A related €12 million FENG grant application is under review, with a funding decision expected in Q3 2025.

About Scinai Immunotherapeutics

Scinai Immunotherapeutics Ltd. (NASDAQ: SCNI) is a biopharmaceutical company with two complementary business units, one focused on in-house development of inflammation and immunology (I&I) biological therapeutic products beginning with an innovative, de-risked pipeline of VHH antibody fragments (nanoAbs) targeting diseases with large unmet medical needs, and the other a boutique CDMO providing biological drug development, analytical methods development, clinical cGMP manufacturing, and pre-clinical and clinical trial design and execution services for early stage biotech drug development projects.

Company website: www.scinai.com

Company Contacts

Investor Relations - Allele Capital Partners | +1 978 857 5075 | aeriksen@allelecapital.com Business Development | +972 8 930 2529 | bd@scinai.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. All statements, other than statements of historical facts, are forward-looking statements. These forward-looking statements reflect management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of Scinai Immunotherapeutics Ltd. Risks and uncertainties include, but are not limited to; the risk that the Company will otherwise be unable to remain compliant with the continued listing requirements of Nasdaq; lower than anticipated revenues of Scinai’s CDMO business in 2025 and thereafter; failure to sign agreements with other potential clients of the CDMO business; the risk that the Company will not be awarded, or there will be delays in decisions with respect to, the potential grants from the FENG program, the EU Step program and/or the IIA; that the Company will not exercise its right to acquire PinCell; a delay in the commencement and results of pre-clinical and clinical studies, including the Phase 1/2a study for psoriasis, the risk of delay in, Scinai’s inability to conduct, or the unsuccessful results of, its research and development activities, including the contemplated in-vivo studies and a clinical trial; the risk that Scinai will not be successful in expanding its CDMO business or in-license other nanoAbs; the risk that Scinai may not be able to secure additional capital on attractive terms, if at all; the risk that the therapeutic and commercial potential of nanoAbs will not be met or that Scinai will not be successful in bringing the nanoAbs towards commercialization; the risk of a delay in the preclinical and clinical trials data for nanoAbs, if any; the risk that our business strategy may not be successful; Scinai’s ability to acquire rights to additional product opportunities; Scinai’s ability to enter into collaborations on terms acceptable to Scinai or at all; timing of receipt of regulatory approval of Scinai’s manufacturing facility in Jerusalem, if at all or when required; and the risk that drug development involves a lengthy and expensive process with uncertain outcomes. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on May 7, 2025, and the Company’s subsequent filings with the SEC. Scinai undertakes no obligation to revise or update any forward-looking statement for any reason.

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